EXHIBIT 12

                                CARNIVAL CORPORATION
                        RATIO OF EARNINGS TO FIXED CHARGES
                          (In thousands, except ratios)

                                  FOR THE  YEARS ENDED NOVEMBER 30,
                               1997    1996     1995     1994     1993
Income from continuing
   operations               $666,050 $566,302 $451,091 $381,765 $318,170
Income tax expense             6,233    9,045    9,374   10,053    5,497
Income from continuing
   operations before
   income taxes              672,283  575,347  460,465  391,818  323,667

Adjustment to earnings:
   Income from affiliates in
    excess of dividends
    received                 (46,569) (43,224)       0        0        0

Earnings as adjusted         625,714  532,123  460,465  391,818  323,667

Fixed Charges:
  Interest expense            55,898   64,092   63,080   51,378   34,325
  Interest portion of
   rental expense (1)          3,528    3,093    2,529    2,575    2,894
  Fixed charges associated with
    discontinued operations        0        0        0      928    1,451
  Capitalized interest        16,846   25,799   18,762   21,888   24,609
Total fixed charges           76,272   92,984   84,371   76,769   63,279

Fixed charges not affecting
  earnings:
   Capitalized interest      (16,846) (25,799) (18,762) (21,888) (24,609)

Earnings before fixed
   charges                  $685,140 $599,308 $526,074 $446,699 $362,337

Ratio of earnings to
   fixed charges                9.0 x   6.4 x   6.2 x    5.8 x    5.7 x
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(1) Represents one-third of rental expense, which Company management believes to be representative of the interest portion of rental expense.